Aardvark Securities, L.L.C.

Statement of Financial Condition Report
December 31, 2016

Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities Exchange Act of 1934.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69235

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 12/01/2015 AND ENDING 12/31/2016

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aardvark Securities, LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 W. Jackson Blvd Suite 1300

(No. and Street)

Chicago	Illinois	60661
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence B. Klein   (312) 284-5655

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP

(Name – *if individual, state last, first, middle name*)

1 South Wacker Drive, Suite 800	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Lawrence B. Klein_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Aardvark Securities, LLC_____, as

of December 31st_____, 20 16_____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____




OFFICIAL SEAL
ELIZABETH COTE
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires Jun 1, 2020

_____
Notary Public

_____
                    Signature

                    CFO
_____
                    Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Contents



Report of Independent Registered Public Accounting Firm   RSM US LLP

The Member
Aardvark Securities, L.L.C.

We have audited the accompanying statement of financial condition of Aardvark Securities, L.L.C. (the Company) as of December 31, 2016, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Aardvark Securities, L.L.C. as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

RSM US LLP

Chicago, Illinois
February 24, 2017

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RSM US LLP is the U.S. member firm of RSM International, a global network of independent audit, tax, and consulting firms. Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International.

Aardvark Securities, L.L.C.

Statement of Financial Condition
December 31, 2016

Assets		
Cash	$	5,432,976
Securities purchased under agreements to resell		19,627,151
Total assets	$	25,060,127
Liabilities and Member's Equity		
Accounts payable, accrued expenses and other liabilities	$	19,121
Due to affiliate		19,900
Total liabilities		39,021
Member's equity		25,021,106
Total liabilities and member's equity	$	25,060,127

See Notes to Statement of Financial Condition.

Aardvark Securities, L.L.C.

Notes to Statement of Financial Condition

Note 1.   Nature of Operations and Significant Accounting Policies

Aardvark Securities, L.L.C. (the Company) is a wholly owned subsidiary of TransMarket Holdings, L.L.C. (the Parent). The Company was formed in January 2013, in the State of Illinois. The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934.

The Company will continue to exist unless determined to be dissolved by the Member.

The Company's year-end and financial statements and disclosures are for the period from December 1, 2015, to December 31, 2016.

A summary of the Company's significant accounting policies is as follows:

The Company follows the accounting standards set by the Financial Accounting Standards Board (FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reporting amounts of revenue and expenses during the reporting period. Actual results could differ from those amounts.

Resale agreements: Transactions involving securities purchased under agreements to resell (reverse repurchase agreements) are accounted for as collateralized financing transactions and are carried at the amounts at which the securities will subsequently be resold or reacquired as specified in the respective agreements; such amounts include accrued interest. It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged where appropriate. Resale activities are generally transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held. The counterparties to all resale transactions at December 31, 2016, is an affiliate.

Revenue recognition policy: The Company recognizes interest for its financing activities on an accrual basis with related interest recorded as income in the statement of operations.

Income taxes: The Company is a single member limited liability company and is treated as a disregarded entity for federal and state income tax purposes. The Company does not file any tax returns, but its taxable income is reported as part of its Parent's tax returns. The Parent is a limited liability company whose income or loss is includable in the tax returns of its members.

The Company has evaluated income tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being, sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions through December 31, 2016. The Company is not subject to examination by U.S. federal or state authorities for tax years before 2013.

Aardvark Securities, L.L.C.

Notes to Statement of Financial Condition

Note 1.   Nature of Operations and Significant Accounting Policies (cont'd)

Statement of cash flows: The Company defines cash equivalents as short-term highly liquid investments with original maturities of three months or less at date of acquisition, that are not held for sale in the ordinary course of business.

Recently adopted accounting pronouncements: In June 2014, the FASB released Accounting Standards Update (ASU) No. 2014-11, *Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures*. The amendment changes the accounting for repurchase financing transactions and for repurchase-to-maturity transactions to secured borrowing accounting. The accounting changes were effective for the Company beginning in 2016. The effect of the accounting changes on transactions outstanding as of the effective date is required to be presented as a cumulative effect adjustment to retained earnings as of January 1, 2016. The amendment also requires additional disclosures for repurchase agreements and securities lending transactions regarding the class of collateral pledged and the remaining contractual maturity of the agreements, as well as a discussion on the potential risks associated with the agreements and the related collateral pledged, as well as how those risks are managed. Additional disclosures are required for repurchase agreements, securities lending transactions, sales with a total return swap, and other similar transfers of financial assets that are accounted for as a sale. Refer to Note 2 for additional information regarding the impact of ASU 2014-11 on the Company's financial statements.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)* which supersedes the leasing guidance in the Accounting Standards Codification (ASC) 840, *Leases.* Under ASU 2016-02 lessees are required to recognize a right-of-use asset and lease liability for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification determining the pattern of expense recognition in the statement of operations. The right-of-use asset and corresponding liability will be allocated to and reflected in the financial statements of the entity that has the ability to use the leased asset. This guidance is effective for fiscal periods beginning after December 15, 2018, and requires a modified retrospective approach to adoption for leases that exist or are entered into after the beginning of the earliest period in the financial statements. The Company is currently evaluating the impact that adoption of this ASU will have on its financial statements.

Note 2.   Related-Party Transactions

As of December 31, 2016, the amount due to affiliate was $19,900.

In addition, at December 31, 2016, the Company had securities purchased under an agreement to resell for $19,627,151 with an affiliate through common ownership, fully collateralized by U.S. Treasuries with a fair value of $19,748,921. These securities are all accounted for as overnight secured borrowings.

Note 3.   Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications. Management of the Company expects the risk of loss to be remote.

Note 4. Concentrations of Credit Risk

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

Note 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and has elected to compute its net capital requirements under the Alternative method, as provided by the Rule, which requires the maintenance of minimum "net capital" equal to the greater of $250,000 or 2 percent of "aggregate debit balances" as defined by Rule 15c3-1. At December 31, 2016, the Company had net capital of $25,021,106 and net capital requirements of $250,000. The net capital requirements may effectively restrict the payment of distributions to the parent.

Note 6. Subsequent Events

The company has been approved as a member of Fixed Income Clearing Corporation's (FICC) Government Securities Division (GSD) and made an initial Clearing Fund Required deposit of $ 5,000,000.